UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press Release Dated October 26, 2011: Costamare Inc. Reports Third Quarter 2011 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 26, 2011

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

COSTAMARE INC. REPORTS THIRD QUARTER 2011 RESULTS

Athens, Greece, October 26, 2011 – Costamare Inc. (“Costamare”) (NYSE: CMRE) today reported unaudited financial results for the third quarter and nine months ended September 30, 2011.

Financial Highlights

•

Voyage revenues of $99.9 million and $280.2 million for the three and the nine months ended September 30, 2011, respectively.

•

Voyage revenues adjusted on a cash basis of $107.7 million and $303.4 million for the three and the nine months ended September 30, 2011, respectively.

•

Adjusted EBITDA of $72.9 million and $200.0 million for the three and the nine months ended September 30, 2011, respectively.

•

Net income of $17.4 million or $0.29 per share and $61.5 million or $1.02 per share for the three and the nine months ended September 30, 2011, respectively.

•

Adjusted Net Income of $30.9 million or $0.51 per share and $80.2 million or $1.33 per share for the three and the nine months ended September 30, 2011, respectively.

New Business Developments

•

Agreed to acquire the 6,724 TEU, 2003-built containership MSC Methoni (ex. MSC Viviana) for a purchase price of $60.0 million.  The vessel was delivered on October 17, 2011 and commenced a time charter with Mediterranean Shipping Company S.A. (“MSC”) for a duration of approximately 10 years, at a daily rate of $29,000.

•

Reached an agreement to acquire, subject to final documentation, the 4,132 TEU, 2002-built containership MSC Ulsan for a purchase price of $30.0 million.  The vessel is expected to be delivered within the first quarter of 2012 and immediately upon delivery it will commence a time charter with MSC for a duration of approximately 63 months, at a daily rate of $16,500.

•

Entered into agreements to extend the time charters for the following six existing vessels:

i.

The time charter agreement with MSC for the 1991-built, 2,023 TEU c/v MSC Sierra II, has been extended as from July 1, 2012, for a further period of approximately two years, at a daily rate of $11,500.

ii.

The time charter agreement with MSC for the 1991-built, 2,023 TEU, c/v MSC Namibia  II, has been extended as from August 2, 2012, for a further period of approximately two years, at a daily rate of $11,500.

iii.

The time charter agreement with MSC for the 1992-built, 2,024 TEU, c/v MSC Sudan II, has been extended as from July 27, 2012, for a further period of approximately two years, at a daily rate of $11,500.

iv.

The time charter agreement with MSC for the 1991-built, 2,020 TEU, c/v MSC Pylos, has been extended as from February 28, 2012, for a further period of approximately two years, at a daily rate of $11,500.

v.

The time charter agreement with MSC for the 1986-built, 2,633 TEU, c/v MSC Challenger, has been extended as from October 13, 2012, for a further period until approximately August 30, 2015, at a daily rate of $10,000.

vi.

The time charter agreement with MSC for the 1984-built, 3,584 TEU, c/v MSC Austria, has been extended as from December 1, 2012, for a further period until approximately October 1, 2018, at a minimum daily rate of $13,500 plus 50% of the amount by which the market rate exceeds the minimum daily rate.  The market rate is to be determined annually during the extension period, based on the Hamburg Contex 3500 TEU index.

•

Agreed to sell the 1978-built vessels MSC Tuscany and MSC Fado for demolition, with delivery due to the buyers by mid-December 2011, for a total sale price of approximately $8.8 million. The Company expects to realize capital gains of approximately $5 million from these disposals.

•

Finalized the financing arrangements for three out of the five newbuild vessels ordered from Sungdong Shipbuilding & Marine Engineering Co., Ltd. of Korea, and chartered under long-term time charter agreements with members of the Evergreen Group, with a consortium of European and US financial institutions.

•

Finalized the financing arrangements for the last two out of the five newbuild vessels ordered from Sungdong Shipbuilding & Marine Engineering Co., Ltd. of Korea, and chartered under long-term time charter agreements with members of the Evergreen Group, with a consortium of Asian and European financial institutions.

•

Concluded a loan facility for up to $120 million, with an availability period until the end of the third quarter 2012, where certain of the currently unencumbered vessels will be used as collateral. The facility, entered into with a major European financial institution, is intended to be used for general corporate purposes and growth opportunities.

•

On October 5th our container vessel Rena ran aground the Astrolabe Reef off New Zealand sustaining significant damage. The ship was fully certified.  The company and vessel’s underwriters have appointed the best professional responders, salvors and experts and are co-operating with the New Zealand authorities to control and minimize the consequences of this incident. The vessel  has all internationally mandated insurances for pollution, salvage, clean up response, hull and machinery and third party claims with the Swedish Club, a member of the International Group of Protection and Indemnity Clubs and one of the world's most experienced and respected mutual marine insurers. On October 19th the vessel was determined to be a Constructive Total Loss for insurance purposes. The incident will have a financial impact on the Company, but due to the above-noted insurances which are in place, we currently expect this to be limited.

Dividend Announcements

•

As previously announced on July 18, 2011, management recommended to the Board of Directors an 8% dividend increase, beginning with the third quarter 2011 dividend.  On October 11, 2011, the Board of Directors approved management’s recommendation and declared an increased dividend for the third quarter ended September 30, 2011, of $0.27 per share, from $0.25 per share, payable on November 7, 2011 to stockholders of record at the close of trading of the Company's common stock on the New York Stock Exchange on October 21, 2011.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the third quarter of the year, the Company generated positive results.”

“On the business development front, we acquired two secondhand vessels, which were chartered back to first class charterers, extended the charter of six ships on a forward basis and sold two vessels.  All these transactions have enhanced shareholder value.”

 “On the financing front, we have now concluded the funding for the entirety of our newbuilding program. The latest loan agreements signed with European, Asian, and US banks provide for 80% leverage at very attractive terms.  At the same time, we are taking advantage of the current low interest rate environment by hedging our debt commitments on a forward basis, thereby fixing our funding costs and adding to our cash flow visibility. In addition, we have recently concluded a loan facility of up to $ 120 million, where certain of our currently unencumbered assets will be used as collateral. The facility has an availability period until the end of the third quarter of 2012 and is intended to be used for general corporate purposes and fleet development.”

“Consistent with management’s recommendation announced in July, the Board of Directors approved an 8% dividend increase beginning with the third quarter.”

“To close, I would like to refer to the incident of c/v Rena. From the first moment, we have been transparent and cooperative in order to find the causes of the accident. Together with our managers and insurance underwriters, we have engaged salvors, contractors and other experts in doing everything we can in order to minimize the effects of the incident.”

Financial Summary

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts):	2010	2011	2010	2011
(Unaudited)

Voyage revenue	$ 267,464	$ 280,165	$ 88,640	$99,886
Accrued charter revenue (1)	($ 14,624)	$ 23,218	$ 3,788	$ 7,776
Voyage revenue adjusted on a cash basis (2)	$ 252,840	$ 303,383	$ 92,428	$ 107,662

Adjusted EBITDA (3)	$ 167,381	$ 199,998	$ 64,669	$ 72,891

Adjusted Net Income (3)	$ 55,727	$ 80,168	$ 25,089	$ 30,914
Weighted Average number of shares	47,000,000	60,300,000	47,000,000	60,300,000
Adjusted Earnings per share (3)	$ 1.19	$ 1.33	$ 0.53	$ 0.51

EBITDA (3)	$ 181,075	$ 181,340	$ 63,365	$ 59,368
Net Income	$ 69,421	$ 61,510	$ 23,785	$ 17,391
Weighted Average number of shares	47,000,000	60,300,000	47,000,000	60,300,000
Earnings per share	$ 1.48	$ 1.02	$ 0.51	$ 0.29

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after cash changes in “Accrued charter revenue” deriving from escalating charter rates under which certain of our vessels operate. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.

 (3) Adjusted net income, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and the nine-month periods ended September 30, 2011 and September 30, 2010. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income, (iii) Adjusted earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2010	2011	2010	2011
	(Unaudited)
Net Income	$69,421	$61,510	$23,785	$17,391
Accrued charter revenue	(14,624)	23,218	3,788	7,776
Gain on sale of vessels	(9,588)	(10,771)	(1,735)	-
Realized (Gain) Loss on Euro/USD forward contracts	1,555	(1,566)	470	(764)
Gain (loss) on derivative instruments	8,963	6,580	(1,219)	6,511
Initial purchases of consumable stores for newly acquired vessels	-	1,197	-	-

Adjusted Net income	$55,727	$80,168	$25,089	$30,914
Adjusted Earnings per Share	$1.19	$1.33	$0.53	$0.51
Weighted average number of shares	47,000,000	60,300,000	47,000,000	60,300,000

Adjusted Net income and Adjusted Earnings per Share represent net income before gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives, non-cash changes in “Accrued charter revenue” deriving from escalating charter rates under which certain of our vessels operate and the cash of partial purchases of consumable shares for newly acquired vessels. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, Adjusted Net income and Adjusted Earnings per Share are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted Net income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net income and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to Adjusted EBITDA

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S.dollars)	2010	2011	2010	2011
	(Unaudited)

Net Income	$69,421	$61,510	$23,785	$17,391
Interest and finance costs	54,105	55,953	19,921	19,847
Interest income	(1,161)	(354)	(525)	(45)
Depreciation	52,573	58,092	18,126	20,079
Amortization of dry-docking and special survey costs	6,137	6,139	2,058	2,096
EBITDA	181,075	181,340	63,365	59,368
Accrued charter revenue	(14,624)	23,218	3,788	7,776
Gain on sale of vessels	(9,588)	(10,771)	(1,735)	-
Realized (Gain) Loss on Euro/USD forward contracts	1,555	(1,566)	470	(764)
Gain (loss) on derivative instruments	8,963	6,580	(1,219)	6,511
Initial purchases of consumable stores for newly acquired vessels	-	1,197	-	-
Adjusted EBITDA	$167,381	$199,998	$64,669	$72,891

EBITDA represents net income before interest and finance costs, interest income, depreciation and amortization of deferred dry-docking & special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, amortization of deferred dry-docking & special survey costs, gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives, non-cash changes in “Accrued charter revenue” deriving from escalating charter rates under which certain of our vessels operate and the cash of partial purchases of consumable shares for newly acquired vessels. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.

Results of Operations

Three-month period ended September 30, 2011 compared to the three-month period ended September 30, 2010

During the three-month periods ended September 30, 2011 and 2010, we had an average of 48.5 and 41.9 vessels, respectively, in our fleet. In the three-month period ended September 30, 2011, we acquired one secondhand vessel with a TEU capacity of 5,060.  In the three-month period ended September 30, 2010, we sold one vessel with a TEU capacity of 1,466. In the three-month periods ended September 30, 2011 and 2010, our fleet ownership days totaled 4,460 and 3,857 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended September 30,		Change	Percentage Change
	2010	2011

Voyage revenue	$88.6	$99.9	$11.3	12.8%
Voyage expenses	(0.5)	(0.8)	0.3	60.0%
Voyage expenses – related parties	-	(0.8)	0.8	100.0%
Vessels operating expenses	(25.0)	(27.6)	2.6	10.4%
General and administrative expenses	(0.1)	(1.1)	1.0	1,000.0%
Management fees – related parties	(2.7)	(3.8)	1.1	40.7%
Amortization of dry-docking and special survey costs	(2.1)	(2.1)	-	-
Depreciation	(18.1)	(20.1)	2.0	11.0%
Gain on sale of vessels	1.7	-	(1.7)	(100.0%)
Foreign exchange gains / (losses)	0.1	(0.1)	(0.2)	(200.0%)
Interest income	0.6	0.1	(0.5)	(83.3%)
Interest and finance costs	(19.9)	(19.8)	(0.1)	(0.5%)
Other	-	0.1	0.1	100.0%
Gain (loss) on derivative instruments	1.2	(6.5)	$(7.7)	(641.7%)
Net Income	$23.8	$17.4	(6.4)	(26.9%)

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended September 30,		Change	Percentage Change
	2010	2011

Voyage revenue	$88.6	$99.9	$11.3	12.8%
Accrued charter revenue	3.8	7.8	4.0	105.3%
Voyage revenue adjusted on a cash basis	$92.4	$107.7	$15.3	16.6%

Fleet operational data	Three-month period ended September 30,			Percentage Change
	2010	2011	Change

Average number of vessels	41.9	48.5	6.6	15.8%
Ownership days	3,857	4,460	603	15.6%
Number of vessels under dry-docking	3	-	(3)

Voyage Revenue

Voyage revenue increased by 12.8%, or $11.3 million, to $99.9 million during the three-month period ended September 30, 2011, from $88.6 million during the three-month period ended September 30, 2010. This increase is due mainly to increased average number of vessels in our fleet during the three month period ended September 30, 2011 compared to the three month period ended September 30, 2010. Voyage revenues adjusted on a cash basis, increased by 16.6%, or $15.3 million, to $107.7 million during the three-month period ended September 30, 2011, from $92.4 million during the three-month period ended September 30, 2010. The increase is attributable to the increased ownership days of our fleet, as well as to the increased charter hire received in accordance with certain escalation clauses of our charters, during the three-month period ended September 30, 2011 compared to the three-month period ended September 30, 2010.

Voyage Expenses

Voyage expenses increased by 60.0%, or $0.3 million, to $0.8 million during the three-month period ended September 30, 2011, from $0.5 million during the three-month period ended September 30, 2010. The increase was primarily attributable to the third party commissions charged to us in the three-month period ended September 30, 2011 compared to the three-month period ended September 30, 2010.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.8 million represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (Initial Public Offering completion date).

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 10.4%, or $2.6 million, to $27.6 million during the three-month period ended September 30, 2011, from $25.0 million during the three-month period ended September 30, 2010. The increase is attributable to the increase of 15.6% of the  ownership days of our fleet partly offset by more efficient logistics achieved in the three-month period ended September 30, 2011 compared to the three-month period ended September 30, 2010.

General and Administrative Expenses

General and administrative expenses increased by 1,000.0%, or $1.0 million, to $1.1 million during the three-month period ended September 30, 2011, from $0.1 million during the three-month period ended September 30, 2010.  The increase in the three-month period ended September 30, 2011 was mainly attributable to increased public-company related expenses charged to us (i.e. legal, audit and Directors and Officers insurance) compared to the three-month period ended September 30, 2010 when the Company was private, including $0.25 million for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (Initial Public Offering completion date).

Management Fees – related parties

Management fees paid to our managers increased by 40.7%, or $1.1 million, to $3.8 million during the three-month period ended September 30, 2011, from $2.7 million during the three-month period ended September 30, 2010. The increase was attributable to the new daily management fee charged by our managers subsequent to the completion of our Initial Public Offering on November 4, 2010 and to the increased fleet ownership days for the three-month period ended September 30, 2011, compared to the three-month period ended September 30, 2010.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $2.1 million for the three-month period ended September 30, 2011 and for the three-month period ended September 30, 2010. During the three-month period ended September 30, 2011 no vessel underwent her special survey. During the three-month period ended September 30, 2010 three vessels underwent their special survey.

Depreciation

Depreciation expense increased by 11.0%, or $2.0 million, to $20.1 million during the three-month period ended September 30, 2011, from $18.1 million during the three-month period ended September 30, 2010. The increase was primarily attributable to the depreciation expense charged for the two container vessels that were delivered to us in November 2010, to the eight container vessels that were delivered to us during the three-month period ended March 31, 2011 and to the one container vessel delivered to us during the three month period ended September 30, 2011.

Gain on Sale of Vessels

In the three-month period ended September 30, 2011, no vessels were sold. In the three-month period ended September 30, 2010, we recorded a gain of $1.7 million from the sale of vessel MSC Sicily.

Foreign Exchange Gains / (Losses)

Foreign exchange gains/(losses) were losses of $0.1 million during the three-month period ended September 30, 2011, compared to gains of $0.1 million during the three-month period ended September 30, 2010, representing a change of $0.2 million resulted from unfavorable currency exchange rate movements between the U.S. dollar and the Euro.

Interest Income

During the three-month period ended September 30, 2011, interest income decreased by 83.3%, or $0.5 million, to $0.1 million, from $0.6 million during the three-month period ended September 30, 2010.  The change in interest income was mainly due to the decreased interest rates on our cash deposits in interest bearing accounts during the three-month period ended September 30, 2011 compared to the three month-period ended September 30, 2010.

Interest and Finance Costs

Interest and finance costs decreased by 0.5%, or $0.1 million, to $19.8 million during the three-month period ended September 30, 2011, from $19.9 million during the three-month period ended September 30, 2010. The decrease is partly attributable to the capitalized interest with regards to our newbuilding program.

Gain (Loss) on Derivative Instruments

The fair value of our 28 interest rate derivative instruments which were outstanding as of September 30, 2011 equates to the amount that would be paid by us or to us should those instruments be terminated. As of September 30, 2011, the fair value of these 28 interest rate derivative instruments in aggregate amounted to a liability of $173.3 million. Twenty-seven of the 28 interest rate derivative instruments that were outstanding as at September 30, 2011, qualified for hedge accounting and the effective portion in the change of their fair value is recorded in “Other comprehensive loss” in stockholders’ equity.  For the three-month period ended September 30, 2011, a loss of $52.8 million has been included in “Other comprehensive loss” in stockholders’ equity and a loss of $4.7 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended September 30, 2011.

Cash Flows

Three-month period ended September 30, 2011 and September 30, 2010

Condensed cash flows	Three-month period ended September 30,
(Expressed in millions of U.S. dollars)	2010	2011
Net Cash Provided by Operating Activities	$ 32.9	$ 51.3
Net Cash Provided By (Used in) Investing Activities	$ 11.7	($ 61.1)
Net Cash Provided By (Used in) Financing Activities	($ 16.1)	$ 10.7

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended September 30, 2011 increased by $18.4 million to $51.3 million, compared to $32.9 million for the three-month period ended September 30, 2010.  The increase was primarily attributable to (a) increased cash from operations of $15.3 million deriving from increased number of ownership days and escalating charter rates, (b) to decreased dry-docking payments of $2.1 million and (c) favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $8.2 million.

Net Cash Provided By (Used in) Investing Activities

Net cash used in investing activities was $61.1 million in the three-month period ended September 30, 2011, which primarily consists of (a) $55.0 million payments for the purchase of MSC Romanos, (b) $6.0 million advance payment for the acquisition of MSC Viviana scheduled to be delivered to us in the fourth quarter of 2011 and (c) $1.8 million in aggregate advance payments we received for the sale of two vessels scheduled to be delivered to their new owners in the fourth quarter of 2011.

Net cash provided by investing activities was $11.7 million in the three-month period ended September 30, 2010, which consists of (a) $8.0 million we received from the sale of government securities and (b) $3.7 million we received from the sale of one vessel.

Net Cash Provided By (Used in) Financing Activities

Net cash provided by financing activities was $10.7 million in the three-month period ended September 30, 2011, which mainly consists of (a) $34.6 million of indebtedness that we repaid, (b) $61.4 million we drew down from two of our credit facilities, and (c) $15.1 million we paid for dividends to our stockholders for the second quarter of the year 2011.

Net cash used in financing activities was $16.1 million in the three-month period ended September 30, 2010, which mainly consists of (a) $19.4 million of indebtedness that we repaid and (b) $2.4 million received from our stockholders in exchange of the issuance of 24,000,000 shares to them.

Results of Operations

Nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010

During the nine-month periods ended September 30, 2011 and 2010, we had an average of 47.6 and 42.6 vessels, respectively, in our fleet. In the nine-month period ended September 30, 2011, we accepted delivery of nine secondhand vessels with an aggregate TEU capacity of 22,518, and we sold three vessels with an aggregate TEU capacity of 4,914.  In the nine-month period ended September 30, 2010, we acquired the vessel Hyundai Navarino with a TEU capacity of 8,531, and we sold four vessels with an aggregate TEU capacity of 10,766. In the nine-month periods ended September 30, 2011 and 2010, our fleet ownership days totaled 12,991 and 11,624 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Nine-month period ended September 30,		Change	Percentage Change
	2010	2011

Voyage revenue	$267.5	$280.2	$12.7	4.7%
Voyage expenses	(1.6)	(3.3)	1.7	106.3%
Voyage expenses – related parties	-	(2.1)	2.1	100.0%
Vessels operating expenses	(76.7)	(83.3)	6.6	8.6%
General and administrative expenses	(0.8)	(3.7)	2.9	362.5%
Management fees – related parties	(8.2)	(11.3)	3.1	37.8%
Amortization of dry-docking and special survey costs	(6.1)	(6.1)	-	-
Depreciation	(52.6)	(58.1)	5.5	10.5%
Gain on sale of vessels	9.6	10.8	1.2	12.5%
Foreign exchange gains / (losses)	-	-	-	-
Interest income	1.1	0.4	(0.7)	(63.6%)
Interest and finance costs	(54.1)	(56.0)	1.9	3.5%
Other	0.3	0.6	0.3	100.0%
Gain (loss) on derivative instruments	(9.0)	(6.6)	$(2.4)	(26.7%)
Net Income	$69.4	$61.5	(7.9)	(11.4%)

(Expressed in millions of U.S. dollars, except percentages)	Nine-month period ended September 30,		Change	Percentage Change
	2010	2011

Voyage revenue	$267.5	$280.2	$12.7	4.7%
Accrued charter revenue	(14.6)	23.2	37.8	258.9%
Voyage revenue adjusted on a cash basis	$252.9	$303.4	$50.5	20.0%

Fleet operational data	Nine-month period ended September 30,			Percentage Change
	2010	2011	Change

Average number of vessels	42.6	47.6	5.0	11.7%
Ownership days	11,624	12,991	1,367	11.8%
Number of vessels under dry-docking	9	8	(1)

Voyage Revenue

Voyage revenue increased by 4.7%, or $12.7 million, to $280.2 million during the nine-month period ended September 30, 2011, from $267.5 million during the nine-month period ended September 30, 2010. This increase is due mainly to increased average number of vessels in our fleet during the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010. Voyage revenues adjusted on a cash basis, increased by 20.0%, or $50.5 million, to $303.4 million during the nine-month period ended September 30, 2011, from $252.9 million during the nine-month period ended September 30, 2010. The increase is attributable to the increased ownership days of our fleet, as well as to the increased charter hire received in accordance with certain escalation clauses of our charters, during the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010.

Voyage Expenses

Voyage expenses increased by 106.3%, or $1.7 million, to $3.3 million during the nine-month period ended September 30, 2011, from $1.6 million during the nine-month period ended September 30, 2010. The increase was primarily attributable to (a) the off-hire expenses, mainly to bunkers consumption, of the eight out of nine container vessels which were delivered to us by their sellers in the nine-month period ended September 30, 2011 and the three vessels sold in the nine-month period ended September 30, 2011,  and (b) the third party commissions charged to us in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $2.1 million represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (Initial Public Offering completion date).

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 8.6%, or $6.6 million, to $83.3 million during the nine-month period ended September 30, 2011, from $76.7 million during the nine-month period ended September 30, 2010. The increase is attributable to the increase of 11.8% of the ownership days of our fleet partly offset by more efficient logistics achieved in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010.

General and Administrative Expenses

General and administrative expenses increased by 362.5%, or $2.9 million, to $3.7 million during the nine-month period ended September 30, 2011, from $0.8 million during the nine-month period ended September 30, 2010.  The increase in the nine-month period ended September 30, 2011 was mainly attributable to increased public-company related expenses charged to us (i.e. legal, audit and Directors and Officers insurance) compared to the nine-month period ended September 30, 2010, when the Company was private, including $0.75 million for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (Initial Public Offering completion date).

Management Fees – related parties

Management fees paid to our managers increased by 37.8%, or $3.1 million, to $11.3 million during the nine-month period ended September 30, 2011, from $8.2 million during the nine-month period ended September 30, 2010. The increase was attributable to the new daily management fee charged by our managers subsequent to the completion of our Initial Public Offering on November 4, 2010 and to the increased fleet ownership days for the nine-month period ended September 30, 2011, compared to the nine-month period ended September 30, 2010.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $6.1 million for the nine-month period ended September 30, 2011 and for the nine-month period ended September 30, 2010. During the nine-month period ended September 30, 2011, eight vessels underwent special survey. During the nine-month period ended September 30, 2010, nine vessels underwent special survey.

Depreciation

Depreciation expense increased by 10.5%, or $5.5 million, to $58.1 million during the nine-month period ended September 30, 2011, from $52.6 million during the nine-month period ended September 30, 2010. The increase was primarily attributable to the depreciation expense charged for the two container vessels that were delivered to us in November 2010 and to the nine container vessels that were delivered to us during the nine-month period ended September 30, 2011. Three out of the four vessels which were sold in the nine-month period ended September 30, 2010 were fully depreciated as of the date of their disposal.

Gain on Sale of Vessels

In the nine-month period ended September 30, 2011, we recorded a gain of $10.8 million from the sale of vessels MSC Sierra, MSC Namibia and MSC Sudan. In the nine-month period ended September 30, 2010, we recorded a gain of $9.6 million from the sale of the vessels MSC Germany, MSC Toba, MSC Mexico and MSC Sicily.

Foreign Exchange Gains / (Losses)

Foreign exchange gains/(losses) were $nil during the nine-month periods ended September  30, 2011 and 2010.

Interest Income

During the nine-month period ended September 30, 2011, interest income decreased by 63.6%, or $0.7 million, to $0.4 million, from $1.1 million during the nine-month period ended September 30, 2010.  The change in interest income was mainly due to the decreased interest rates on our cash deposits in interest bearing accounts during the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010.

Interest and Finance Costs

Interest and finance costs increased by 3.5%, or $1.9 million, to $56.0 million during the nine-month period ended September 30, 2011, from $54.1 million during the nine-month period ended September 30, 2010. The increase is partly attributable to increased financing costs and commitment fees charged to us mainly in relation to new credit facilities we entered into with regards to our newbuilding program partly off-set by the capitalized interest in relation with our newbuilding program.

Gain (Loss) on Derivative Instruments

The fair value of our 28 derivative instruments which were outstanding as of September 30, 2011 equates to the amount that would be paid by us or to us should those instruments be terminated. As of September 30, 2011, the fair value of these 28 interest rate swaps in aggregate amounted to a liability of $173.3 million. Twenty-seven of the 28 interest rate derivative instruments that were outstanding as at September 30, 2011, qualified for hedge accounting and the effective portion in the change of their fair value is recorded in “Other comprehensive loss” in stockholders’ equity.  For the nine-month period ended September 30, 2011, a loss of $59.0 million has been included in “Other comprehensive loss” in stockholders’ equity and a loss of $6.4 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate swaps during the nine-month period ended September 30, 2011.

Cash Flows

Nine-month period ended September 30, 2011 and September 30, 2010

Condensed cash flows	Nine-month period ended September 30,
(Expressed in millions of U.S. dollars)	2010	2011
Net Cash Provided by Operating Activities	$89.0	$134.4
Net Cash Provided By (Used in) Investing Activities	$2.5	($256.6)
Net Cash Provided By (Used in) Financing Activities	($72.8)	$33.1

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the nine-month period ended September 30, 2011 increased by $45.4 million to $134.4 million, compared to $89.0 million for the nine-month period ended September 30, 2010.  The increase was primarily attributable to (a) increased cash from operations of $50.5 million deriving from increased ownership days, escalating charter rates and the cash contributed by the additional eleven vessels we acquired, (b) favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $9.7 million and (c) decreased dry-docking payments of $4.8 million.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $256.6 million in the nine-month period ended September 30, 2011, which consists of (a) $147.3 million advance payments and other capitalized costs for the construction and purchase of ten newbuild vessels, (b) $130.2 million in payments for the acquisition of nine secondhand vessels, (c) $6.0 million in advance payment for the acquisition of one second hand vessel scheduled to be delivered to us in the fourth quarter of 2011, (d) $19.0 million we received for the sale of three vessels, (e) $6.1 million we received from the sale of governmental bonds and (f) $1.8 million in aggregate we received as advances for the sale of two vessels scheduled to be delivered to their new owners in the fourth quarter of 2011.

Net cash provided by investing activities was $2.5 million in the nine-month period ended September 30, 2010, which consists of (a) $28.3 million in payments to the shipyard for the construction cost of Hyundai Navarino, (b) $22.7 million we received from the sale of four vessels and (c) $8.0 million we received from the sale of government securities.

Net Cash Provided By (Used in) Financing Activities

Net cash provided by financing activities was $33.1 million in the nine-month period ended September 30, 2011, which mainly consists of (a) $83.9 million of indebtedness that we repaid, (b) $169.0 million we drew down from four of our credit facilities and (c) $45.2 million, in aggregate, we paid for dividends to our stockholders for the fourth quarter of the year 2010, the first quarter of the year 2011 and the second quarter of the year 2011.

Net cash used in financing activities was $72.8 million in the nine-month period ended September 30, 2010, which mainly consists of (a) $63.5 million of indebtedness that we repaid and (b) $10.0 million we paid for dividends to our stockholders.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of September 30, 2011, we had a total cash liquidity of $114.1 million, consisting of cash, cash equivalents and restricted cash.

Undrawn Credit Facilities

As of September 30, 2011 we had a total of undrawn credit facilities of $81.5 million.

As of October 20, 2011, we had a total of undrawn credit facilities of $159.5 million.

Debt-free vessels

As of October 20, 2011, the following vessels were free of debt:

Unencumbered Vessels in the water

(refer to fleet list in page 16 for full charter details)

Vessel Name	Year Built	TEU Capacity
HYUNDAI NAVARINO	2010	8,531
SEALAND MICHIGAN	2000	6,648
MSC AUSTRIA	1984	3,584
KARMEN	1991	3,351
MARINA	1992	3,351
KONSTANTINA	1992	3,351
AKRITAS	1987	3,152
MSC CHALLENGER	1986	2,633
MSC SUDAN II	1992	2,024
MSC NAMIBIA II	1991	2,023
MSC SIERRA II	1991	2,023
MSC PYLOS	1991	2,020
PROSPER	1996	1,504
MSC TUSCANY	1978	1,468
MSC FADO	1978	1,181
ZAGORA	1995	1,162
HORIZON	1991	1,068

Capital commitments

As of October 20, 2011, we had outstanding commitments relating to our contracted newbuilds aggregating $810.7 million payable in installments until the vessels are delivered. In addition we had $30.0 million outstanding commitment relating to the acquisition of the secondhand vessel MSC Ulsan payable in full upon delivery of the vessel.

Conference Call details

On Thursday, October 27, 2011 at 8:30 a.m. EDT, Costamare's management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Costamare."

A replay of the conference call will be available until November 3, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 25306424#

Live webcast

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the "Investors" section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world's leading owners and providers of containerships for charter. Costamare Inc. has more than 36 years of history in the international shipping industry and a fleet of 60 containerships, with a total capacity of approximately 333,000 TEU, including 10 newbuilds on order and one secondhand vessel to be delivered. Costamare Inc.’s common shares trade on The New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statements

This earnings release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors.”

Contacts

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

www.costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536

New York, N.Y. 10169
Tel: 212-661-7566
Email: costamare@capitallink.com

Fleet List

The tables below provide additional information, as of October 20, 2011, about our fleet of 60 containerships. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)[2]
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519	May 2018	37,519
6	HYUNDAI NAVARINO	HMM	2010	8,531	1.2 years	44,000	March 2012	44,000
7	MAERSK KAWASAKI(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37.000
8	MAERSK KURE(i)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37.000
9	MAERSK KOKURA(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
10	MSC METHONI	MSC	2003	6,724	10 years	29,000	September 2021	29,000
11	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	34,875(3)	March 2018	27,946
12	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	42,679(4)	May 2018	31,219
13	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	34,875(5)	June 2018	28,053
14	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	29,875(6)	August 2018	25,912
15	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	34,875(7)	October 2018	28,146
16	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	42,990(8)	November 2019	32,710
17	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	42,961(9)	February 2020	32,895
18	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	42,918(10)	April 2020	32,950
19	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000	November 2016	28,000
20	ZIM NEW YORK	ZIM	2002	4,992	10 years	18,189(11)	July 2012	43,070
21	ZIM SHANGHAI	ZIM	2002	4,992	10 years	18,189(12)	August 2012	39,962
22	ZIM PIRAEUS(ii)	ZIM	2004	4,992	10 years	20,013(13)	March 2014	26,062
23	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	35,000(14)	September 2016	30,682
24	NEW YORK EXPRESS	Hapag Lloyd	2000	4,890	8 years	35,000(14)	October 2016	30,677
25	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	35,000(14)	July 2016	30,687
26	MSC MANDRAKI	MSC	1988	4,828	7.8 years	22,200(15)	August 2017	20,014
27	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000	September 2017	20,000
28	MSC ULSAN(iii)	MSC	2002	4,312	5.3 years	16,500	March 2017	16,500
29	MSC ANTWERP	MSC	1993	3,883	4.3 years	17,500	August 2013	17,500
30	MSC WASHINGTON	MSC	1984	3,876	3.2 years	20,000(16)	February 2013	17,554
31	MSC KYOTO	MSC	1981	3,876	3.1 years	20,000(17)	June 2013	17,530
32	MSC AUSTRIA	MSC	1984	3,584	9.5 years	21,100(18)	September 2018	14,173
33	KARMEN	Sea Consortium	1991	3,351	1 year	19,400	April 2012	19,400
34	MARINA	PO Hainan	1992	3,351	1 year	18,000	March 2012	18,000
35	KONSTANTINA	Sea Consortium	1992	3,351	0.7 years	17,400	February 2012	17,400
36	AKRITAS	Hapag Lloyd	1987	3,152	4 years	12,500	August 2014	12,500
37	GARDEN(iv)	Evergreen	1984	2,922	5 years	15,200	November 2012	15,200
38	GENIUS I(iv)	Evergreen	1984	2,922	3.3 years	15,200	November 2012	15,200
39	GATHER(iv)	Evergreen	1984	2,922	5 years	15,200	November 2012	15,200
40	GIFTED(v)	Evergreen	1984	2,922	2.4 years	15,700	December 2011	15,700
41	MSC CHALLENGER	MSC	1986	2,633	4.8 years	10,000	July 2015	10,000
42	MSC SUDAN II	MSC	1992	2,024	6 years	12,000(19)	June 2014	11,643
43	MSC NAMIBIA II	MSC	1991	2,023	6.8 years	14,000(20)	July 2014	11,647
44	MSC SIERRA II	MSC	1991	2,023	5.7 years	14,000(21)	June 2014	11,609
45	MSC PYLOS	MSC	1991	2,020	3 years	9,200(22)	January 2014	11,138
46	PROSPER	TS Lines	1996	1,504	1 year	10,500	March 2012	10,500
47	MSC TUSCANY(vi)	MSC	1978	1,468	1.9 years	7,920	August 2012	7,920
48	MSC FADO(vi)	MSC	1978	1,181	2 years	7,400	May 2012	7,400
49	ZAGORA	MSC	1995	1,162	0.7 years	7,000	March 2012	7,000
50	HORIZON	OACL	1991	1,068	7.1 years	10,050	April 2012	10,050

Newbuilds

Vessel Name		Shipyard	Charterer	Expected Delivery	Approximate Capacity (TEU)
1	Hull S4010	Sungdong Shipbuilding	MSC	4th Quarter 2012	9,000
2	Hull S4011	Sungdong Shipbuilding	MSC	4th Quarter 2012	9,000
3	Hull S4020	Sungdong Shipbuilding	Evergreen	1st Quarter 2013	8,800
4	Hull S4021	Sungdong Shipbuilding	Evergreen	1st Quarter 2013	8,800
5	Hull S4022	Sungdong Shipbuilding	Evergreen	2nd Quarter 2013	8,800
6	Hull S4023	Sungdong Shipbuilding	Evergreen	2nd Quarter 2013	8,800
7	Hull S4024	Sungdong Shipbuilding	Evergreen	3rd Quarter 2013	8,800
8	H1068A	Jiangnan Changxing	MSC	November 2013	9,000
9	H1069A	Jiangnan Changxing	MSC	December 2013	9,000
10	H1070A	Jiangnan Changxing	MSC	January 2014	9,000

(1)

Charter terms and expiration dates are based on the earliest date charters could expire.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between October 20, 2011 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)

This charter rate changes on January 1, 2012 to $30,375 and on May 8, 2014 to $26,100 per day until the earliest redelivery date.

(4)

This charter rate changes on January 1, 2012 to $38,179 per day and on June 30, 2014 to $26,100 per day until the earliest redelivery date.

(5)

This charter rate changes on January 1, 2012 to $30,375 and on August 24, 2014 to $26,100 per day until the earliest redelivery date.

(6)

This charter rate changes on January 1, 2012 to $25,375 per day and on October 20, 2014 to $26,100 per day until the earliest redelivery date.

(7)

This charter rate changes on January 1, 2012 to $30,375 per day and on December 4, 2014 to $26,100 per day until the earliest redelivery date.

(8)

This charter rate changes on January 1, 2012 to $38,490 per day and on January 13, 2016 to $26,100 per day until the earliest redelivery date.

(9)

This charter rate changes on January 1, 2012 to $38,461 per day and on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(10)

This charter rate changes on January 1, 2012 to $38,418 per day and on June 11, 2016 to $26,100 per day until the earliest redelivery date.

(11)

This charter rate changes on January 1, 2012 to $16,205 per day and on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to extend the term, the charterer is required to make a one-time payment at the earliest redelivery of approximately $6.9 million.

(12)

This charter rate changes on January 1, 2012 to $16,205 per day and on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to extend the term, the charterer is required to make a one-time payment at the earliest redelivery of approximately $6.9 million.

(13)

This charter rate changes on January 1, 2012 to $18,150 per day, on May 8, 2012 to $18,274 per day and on January 1, 2013 to $22,150 per day until the earliest redelivery date. In addition, the charterer is required to repay the remaining amount accrued during the reduction period, or approximately $5.0 million, no later than July 2016.

(14)

This charter rate changes on January 1, 2012 to $30,500 per day until the earliest redelivery.

(15)

This charter rate changes on November 2, 2011 to $20,000 per day until the earliest redelivery.

(16)

This charter rate changes on December 14, 2011 to $17,250 per day until the earliest redelivery date.

(17)

This charter rate changes on December 19, 2011 to $17,250 per day until the earliest redelivery date.

(18)

This charter rate changes on December 29, 2011 to $17,250 per day until the earliest redelivery date. As from December 1, 2012 until redelivery, hire to be minimum $13,500 per day plus 50% of the difference between the market rate and the hire rate of $13,500. Market rate to be evaluated each year based on the Hamburg ConTex type 3500TEU index published on October 1 of each year until redelivery.

(19)

This charter rate changes on July 27, 2012 to $11,500 per day until the earliest redelivery date.

(20)

This charter rate changes on December 17, 2011 to $11,500 per day until the earliest redelivery date.

(21)

This charter rate changes on December 20, 2011 to $11,250 per day and on July 1, 2012 to $11,500 per day until the earliest redelivery date.

(22)

This charter rate changes on February 28, 2012 to $11,500 per day until the earliest redelivery date.

(i)

Charterers have unilateral options to extend the charters of the vessels for two periods of 30 months +/-90 days at a rate of $41,700 per day.

(ii)

Charterer has a unilateral option to extend the charter of the vessel for a period of 12 months +/-60 days at a rate of $27,500 per day.

(iii)

The company has agreed to purchase the vessel MSC Ulsan, subject to final documentation. The vessel is expected to be delivered within the first quarter of 2012.

(iv)

Charterers have unilateral options to extend the charters of the vessels for periods until 2014, at a rate of $14,000 per day.

(v)

Charterers have a unilateral option to extend the charter of the vessel for a period of one year +/-30 days at a rate of $14,000 per day.

(vi)

The company has agreed to sell the vessels for scrap. They are expected to be delivered to their scrap buyers within December 2011.

COSTAMARE INC.

Consolidated Statements of Income

	Nine-months ended September 30,		Three-month ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2010	2011	2010	2011
	(Unaudited)

REVENUES:
Voyage revenue	$267,464	$280,165	$88,640	$99,886

EXPENSES:
Voyage expenses	(1,567)	(3,320)	(544)	(799)
Voyage expenses – related parties	-	(2,110)	-	(753)
Vessels' operating expenses	(76,723)	(83,312)	(24,972)	(27,579)
General and administrative expenses	(775)	(3,567)	(110)	(1,102)
Management fees - related parties	(8,181)	(11,275)	(2,702)	(3,792)
Amortization of dry-docking and special survey costs	(6,137)	(6,139)	(2,058)	(2,096)
Depreciation	(52,573)	(58,092)	(18,126)	(20,079)
Gain on sale of vessels	9,588	10,771	1,735	-
Foreign exchange gains (losses)	(38)	(4)	109	(77)
Operating income	$131,058	$123,117	$41,972	$43,609

OTHER INCOME (EXPENSES):
Interest income	$1,161	$354	$525	$45
Interest and finance costs	(54,105)	(55,953)	(19,921)	(19,847)
Other	270	572	(10)	95
Gain (loss) on derivative instruments	(8,963)	(6,580)	1,219	(6,511)
Total other income (expenses)	$(61,637)	$(61,607)	$(18,187)	$(26,218)
Net Income	$69,421	$61,510	$23,785	$17,391

Earnings per common share, basic and diluted	$1.48	$1.02	$0.51	$0.29
Weighted average number of shares, basic and diluted	47,000,000	60,300,000	47,000,000	60,300,000

COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,	As of September 30,
(Expressed in thousands of U.S. dollars)	2010	2011
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$159,774	$70,613
Restricted cash	5,121	5,094
Receivables	3,360	1,797
Inventories	9,534	11,365
Due from related parties	1,297	5,216
Fair value of derivatives	458	251
Insurance claims receivable	747	2,910
Accrued charter revenue	22,413	16,972
Prepayments and other	2,428	2,508
Investments	6,080	-
Vessels held for sale	-	3,147
Total current assets	$211,212	$119,873
FIXED ASSETS, NET:
Advances for vessels acquisitions	$3,830	$153,257
Vessels, net	1,531,610	1,598,722
Total fixed assets, net	$1.535,440	$1,751,979
NON-CURRENT ASSETS:
Deferred charges, net	$30,867	$31,505
Restricted cash	36,814	38,404
Accrued charter revenue	14,449	-
Total assets	$1,828,782	$1,941,761
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$114,597	$146,661
Accounts payable	4,128	5,861
Accrued liabilities	7,761	9,613
Unearned revenue	2,580	3,112
Fair value of derivatives	53,880	52,442
Other current liabilities	1,842	2,198
Total current liabilities	$184.788	$219,887
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,227,140	$1,280,145
Fair value of derivatives, net of current portion	54,062	120,885
Unearned revenue, net of current portion	650	3,406
Total non-current liabilities	$1,281,852	$1,404,436
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Common stock	$6	$6
Additional paid-in capital	519,971	519,971
Other comprehensive loss	(82,895)	(143,884)
Accumulated deficit	(74,940)	(58,655)
Total stockholders' equity	$362,142	$317,438
Total liabilities and stockholders' equity	$1,828,782	$1,941,761

COSTAMARE INC.

Statements of Cash Flows

	Nine-months ended September 30,		Three-month ended September 30,
(Expressed in thousands of U.S. dollars)	2010	2011	2010	2011
	(Unaudited)

Cash Flows from Operating Activities:
Net income:	$69,421	$61,510	$23,785	$17,391
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	52,573	58,092	18,126	20,079
Amortization of financing costs	1,139	2,026	688	691
Amortization of deferred dry-docking and special surveys	6,137	6,139	2,058	2,096
Amortization of unearned revenue	(486)	(486)	(164)	(164)
(Gain) Loss on sale of vessels	(9,588)	(10,771)	(1,735)	-
(Gain) Loss on sale of investments	(148)	7	(148)	-
Variable interest on cash flow hedge	-	(1,984)	-	(1,123)
Loss (gain) on derivative instruments	8,963	6,580	(1,219)	6,511
Changes in operating assets and liabilities:
Receivables	$(2,064)	$1,563	$(1,861)	$1,732
Due from related parties	(4,184)	(3,919)	(3,795)	(3,188)
Inventories	2,475	(1,831)	890	1,550
Claims receivable	(64)	(2,163)	4	(476)
Prepayments and other	(307)	(80)	763	562
Accounts payable	(2,569)	(23)	1,786	(2,285)
Due to related parties	(7,253)	-	(6,578)	(338)
Accrued liabilities	223	1,853	(1,847)	548
Unearned revenue	519	447	(61)	54
Other liabilities	(292)	356	572	(75)
Dry-dockings	(10,877)	(6,122)	(2,107)	-
Accrued charter revenue	(14,624)	23,218	3,788	7,776
Net Cash from Operating Activities	$88,994	$134,412	$32,945	$51,341

Cash Flows from Investing Activities:
Advances for vessels acquisitions	$-	$(147,257)	$-	$(1,477)
Vessel acquisitions/Addition to vessel cost	(28,281)	(136,209)	-	(61,366)
Proceeds from sale of available for sale securities	8,030	6,082	8,030	-
Proceeds from the sale of vessels	22,731	20,761	3,664	1,756
Net Cash provided by Investing Activities	$2,480	$(256,623)	$11,694	$(61,087)

Cash Flows from Financing Activities:
Stockholders’ contributions	$2,400	$-	$2,400	$-
Proceeds from long-term debt	-	169,013	-	61,420
Repayment of long-term debt	(63,460)	(83,944)	(19,400)	(34,623)
Payments for financing costs	(2,956)	(5,231)	-	(2,283)
Initial public offering related costs	(1,681)	-	(903)	-
Dividends paid	(10,000)	(45,225)	-	(15,075)
(Increase) decrease in restricted cash	2,915	(1,563)	1,784	1,292
Net Cash used in Financing Activities	$(72,782)	$33,050	$(16,119)	$10,731

Net increase (decrease) in cash and cash equivalents	$18,692	$(89,161)	$28,520	$985
Cash and cash equivalents at beginning of period	12,282	159,774	2,454	69,628
Cash and cash equivalents at end of period	30,974	70,613	30,974	70,613